FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011

Commission File No.: 000-27648

MAGICJACK VOCALTEC LTD.
 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are sections from the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 27, 2011.  These sections include Item 3.D., Item 6.C., Item 10.B. and Item 19.  Item 3.D. of the Form 20-F has been amended to update the risk factors section of the Form 20-F to add an additional risk factor.  Item 6.C. and Item 10.B. of the Form 20-F have been amended principally to reflect the changes to the Israel Companies Law, 1999 (the "Companies Law"), resulting from the adoption of Amendment No. 16 to the Companies Law.  Item 19 has been amended to update the Exhibits of the Form 20-F.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of the Company (No. 333-172471) and its accompanying prospectus supplement dated as of December 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 14, 2011

MAGICJACK VOCALTEC LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

The sections below (“Item 3.D. – Risk Factors – Risk Factors Related to Regulation in the United States,” “Item 6.C. – Directors, Senior Management And Employees – Board Practices – Audit Committee,” “Item 10.B. – Additional Information – Memorandum And Articles Of Association” and “Item 19. – Exhibits”) from the Annual Report on Form 20-F of magicJack VocalTec Ltd. (the "Company"), submitted to the Securities and Exchange Commission on April 27, 2011, have been amended to update the risk factors section of the Form 20-F to add an additional risk factor, to principally reflect the changes to the Companies Law resulting from the adoption of Amendment No. 16 to the Companies Law and to update the Exhibits Index of the Form 20-F.

ITEM 3.D.  – RISK FACTORS  – RISK FACTORS RELATED TO REGULATION IN THE UNITED STATES

We may be treated as a passive foreign investment company, which may subject U.S. Holders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are treated as a passive foreign investment company, U.S. Holders of our ordinary shares would be subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares. Whether we are treated as a passive foreign investment company depends on questions of fact as to our assets and revenues that can only be determined at the end of each fiscal year. Accordingly, we cannot be certain that we will not be treated as a passive foreign investment company for the taxable year ending on December 31, 2011. We are unable to predict whether we will be a passive foreign investment company for any future taxable year.

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ITEM 6.C.  – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES  – BOARD PRACTICES  – AUDIT COMMITTEE

Under the Companies Law, the board of directors of any publicly traded company must also appoint an audit committee, comprised of at least three directors, including all of the external directors. One of the external directors shall serve as the chairman of the audit committee. In addition, the majority of its members, as well as the majority of members present at audit committee meetings, must be "independent" (as defined below). The following persons may not serve on the audit committee:

•	the chairman of the board of directors;

•	any controlling shareholder or a relative of a controlling shareholder;

•	any director employed by the Company, by a controlling shareholder or by a corporation controlled by the controlling shareholder;

•	any director who provides services on a regular basis to the Company, to the controlling shareholder of the Company, or to a corporation controlled by the controlling shareholder; and

•	any director who derives his main source of income from the controlling shareholder.

A majority of the members of the audit committee constitutes a quorum for purposes of holding a meeting and approving any actions or transactions so long as the majority of the members present are independent and at least one of them is an external director.

The term “independent" director is defined as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (i) the conditions for his or her appointment as an external director (as described "Item 10.B – Additional Information – Memorandum and Articles of Association – External Directors – Independence Qualifications") are satisfied and the audit committee approves the director having satisfied such conditions; and (ii) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service. We believe that a majority of our Audit Committee members qualify as "independent" for purposes of the Companies Law.

Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the other exemptions of the Companies Law.

We are subject to the rules of NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to appoint a minimum of three independent directors on our audit committee.

As of December 1, 2011, our audit committee is comprised of Yoseph Dauber (external director), Tali Yaron-Eldar (external director) and Gerald Vento. We believe that Mr. Vento qualifies as an audit committee financial expert (as such term is defined under the Exchange), that Ms. Yaron-Eldar has “financial and accounting expertise” (as described in "Item 10.B – Additional Information – Memorandum and Articles of Association – External Directors - Qualifications” below) and that each of our Audit Committee members qualifies as an independent director (as such term is defined under the NASDAQ rules).

The purpose of the audit committee is to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company and its subsidiaries as well as complying with the legal requirements under Israeli law and the Sarbanes-Oxley Act of 2002.

The following are examples of functions within the authority of the audit committee:

•
To detect deficiencies in the management of our business and our internal control procedures through, among other things, consultation with our internal and external auditors and to suggest to the board of directors methods to correct those irregularities.

•	To determine whether to classify certain arrangements or transactions as requiring special approval under the Companies Law.

•
To decide whether to approve acts or transactions involving directors, executive officers, controlling shareholders and third parties in which directors, executive officers or controlling shareholders have an interest.

•	To examine the scope of work of the Company’s external auditor and its remuneration, and to bring such recommendation before the body that determines its remuneration.

•
To examine our internal auditing and the performance of the internal auditor, and to confirm that it has sufficient tools and resources at its disposal, taking into account, among others, the special needs of the Company and its size.

•	To address the manner in which complaints of employees regarding deficiencies in our management are treated and ensure the protection of the employees who have filed such complaints.

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ITEM 10.B. – ADDITIONAL INFORMATION – MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered with the Registrar of Companies of the State of Israel and have been assigned company number 52-004262-3.

OBJECTS AND PURPOSES

The objects and purposes of our company are to engage in any legal occupation and/or business.

RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES

Our Amended and Restated Articles of Association ("Articles of Association") and Amended and Restated Memorandum of Association ("Memorandum of Association") authorize one class of shares, which are our ordinary shares. The authorized share capital of the Company consists of one hundred million (100,000,000) Ordinary Shares, no par value. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. Our board may declare interim dividends and a final dividend for any fiscal year only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. The Companies Law and our Articles of Association provide that our board may declare and pay dividends (subject to certain limitations) without any further action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend. Subject to the creation of any special rights regarding the distribution of dividends, any dividends we declare will be distributed to shareholders in proportion to their holdings.

If we liquidate, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.

Holders of ordinary shares have one vote for each ordinary share on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our Articles of Association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. Our directors (other than the external directors) are elected until either at the Annual General Meeting held in the first year following the year of his/her election or at the Annual General Meeting held in the third year following the year of his/her election. The term of service for each director is determined by the shareholders at the time of election of such director.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum, which has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder and are described below under “Approval of Related Party Transactions under Israeli Law” also apply to a controlling shareholder of a public company. A “controlling shareholder” is defined as a shareholder who has the ability to direct the company's activities, excluding an ability deriving merely from holding an office of director or another office in the company, and a person shall is deemed to be a controlling shareholder if he holds 50% or more of (i) a company’s voting rights or (ii) the rights to appoint directors or general manager. A shareholder that holds 25% or more of the voting rights in a public company may also be deemed to be a controlling shareholder, for purposes of approval of certain related party transactions, if there is no other shareholder holding more than 50% of the voting rights at such time.  The required approvals for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest are described below under “Approval of Related Party Transactions under Israeli Law”.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with the voting at a shareholders’ meeting on:

•	Any amendment to the Articles of Association;
•	An increase in the company’s authorized capital;
•	A merger; or
•	Approval of certain transactions with control persons and other related parties, which require shareholder approval.
A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the Articles of Associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty (except by providing that the remedies generally available upon a breach of contract will be available also in the event of a breach of the duty to act with fairness) and such substance has not yet been adjudicated by Israeli courts.

MODIFICATIONS OF SHARE RIGHTS

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the voting power represented at the meeting and voting on the issue approve the change. Our Articles of Association differ from the Companies Law in this respect as under the law, changes in the rights of shareholders require the consent of more than 50% of the voting power of the affected class represented at the meeting and voting on the change.

SHAREHOLDERS MEETINGS AND RESOLUTIONS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as the board may determine. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company’s board of directors or (b) one or more shareholders holding, in the aggregate, (i) at least five percent of the outstanding shares of the company and at least one percent of the voting power in the company or (ii) at least five percent of the voting power in the company.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxies who hold or represent in the aggregate more than 33.3% of the voting power of the Company. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting determines. At such reconvened meeting, the required quorum is the same as the quorum required for the original shareholders meeting.

Notwithstanding the foregoing, our Articles of Association provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

Our Articles of Association enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days and not less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

MERGERS AND ACQUISITIONS; TENDER OFFERS; ANTI-TAKEOVER PROVISION

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction, except in limited circumstances. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting, called on at least 35 days’ prior notice. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party, are excluded from the vote. If the merger would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have elapsed from the date that a notice of the merger was filed with the Israel Registrar of Companies and at least 30 days have elapsed from the date that shareholder approval of both merging companies was obtained. The Companies Law also provides that, except in certain circumstances set forth in the Companies Law, the acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a greater than 45% shareholder of the company, unless there already is a greater than 45% shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received the approval of the company’s shareholders; (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a greater than 45% shareholder of the company which resulted in the acquirer becoming a greater than 45% shareholder of the company.

The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders (if more shares are tendered than proposed by the purchaser to be purchased, the purchaser will purchase from all tendering shareholders the amount of shares proposed to be purchased, on a pro rata basis). The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror, and (ii) the majority of the offerees who announced their stand on such offer have accepted it.

In addition, the Companies Law provides that if, following any acquisition of shares of a public company, the purchaser would hold more than 90% the shares of the company, such acquisition must be made by means of a full tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a full tender offer and acquire such amount of shares that will cause him to hold more than 95% of the outstanding shares of the target company. If either (i) less than 5% of the outstanding shares are not tendered and more than 50% of the offerees who have no personal interest in receipt of the offer respond to the offer or (ii) if the percentage holdings of all shareholders who do not respond to the offer represent less than two (2%) percent of the company's shares or of the class of shares subject to the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the full tender offer, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the outstanding shares of the target company.

Our Articles of Association contain provisions that could delay, defer or prevent a change in our control. These provisions include advance notice requirements and the ability of shareholders to elect directors (other than external directors) for a term that expires either at the annual general meeting of our shareholders held in the first year following their election or at the annual general meeting of our shareholders held in the third year following their election. The term of service for each director is determined by the shareholders at the time of election of such director. Under the advance notice requirements, shareholders, holding, at least, one percent (1%) of the voting rights in the issued share capital of the Company, seeking to propose items for inclusion on the agenda for a general meeting of shareholders, must submit those items in writing to our corporate secretary not less than 60 days (or not less than 90 days for the nomination of candidates for election of directors) and not more than 120 days prior to the particular meeting.

BOARD PRACTICES

Under our Articles of Association, our board can, at its discretion, cause the Company to borrow money or secure the payment of any sum upon terms and conditions it deems fit. The board can utilize this power through various methods, including the issuance of bonds or debentures, or mortgages, charges or other securities on the whole of the Company or any part of it.

Under our Articles of Association, our board of directors (other than external directors) are elected for a term that expires either at the annual general meeting of our shareholders held in the first year following their election or at the annual general meeting of our shareholders held in the third year following their election. The term of service for each director (other than external directors) would be determined by the shareholders at the time of the election of such director.    The General Meeting may, by a Special Resolution, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any vacancy in the Board of Directors unless such vacancy was filled by the Board of Directors.

EXTERNAL DIRECTORS

We are subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.

Qualifications

At least one of the external directors should have a “financial and accounting expertise” and the other external directors should have a “professional qualification”. Certain regulations promulgated under the Companies Law set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”. A director with financial and accounting expertise is a director who, due to his or her education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him or her to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets a professional qualification is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other higher education in the company’s primary field of business or in an area that is relevant to his or her position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and accounting expertise or professional qualification). The board of directors should determine the minimum number of directors who should have financial and accounting expertise in addition to at least one external director . In determining such number, the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations.

Independence Qualifications

The Companies Law provides that a person may not be appointed as an external director, if the person is a relative of the controlling shareholder, if the person or the person’s relative, partner, employer, anyone to whom such person is subordinate, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, at any time during the two years preceding that date, any affiliation with the company, any entity or person controlling the company, a relative of such controlling person or entity or any entity controlled by the company or by the controlling entity of the company.  In a company with has no controlling person or entity or any entity holding 25% or more of the voting rights in the company, a person may also not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer.

A person may also not serve as an external director if such person or such person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under such person’s control has a business or professional relationship with any entity with whom an affiliation is prohibited as described in the immediately preceding paragraph, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation other than compensation permitted for external directors under the Companies Law may not continue to serve as an external director.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder (other than as a director that has been appointed as an external director of a company that is intending to consummate its initial public offering).

“Office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, director or a manager who is directly subordinate to the general manager. In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

Until the lapse of two years from termination of office, a company, its controlling shareholder or a company controlled by the controlling shareholder may not grant a former external director of the company, nor his spouse or children, any benefits, either directly or indirectly, including the prohibition to engage one of the persons above, to serve as an office holder at the company or at a corporation controlled by the company's controlling shareholder, nor employ or receive professional services for payment, directly or indirectly, including through a corporation controlled by him. For a relative who is not the former external director's spouse or children, the abovementioned prohibition applies until the lapse of one year period from termination of office.

Election

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either (i) the majority of the shares that are voted at the meeting in favor of the election of the external director  includes the holders of at least a  majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest not resulting from the shareholder’s relationship with the controlling shareholder) (disregarding abstentions) or (b) the total number of shares of shareholders who are non-controlling shareholders and do not have a person interest in the appointment who vote against the election does not exceed two percent (2%) of the aggregate voting rights in the company.

The initial term of an external director is three years, which may be extended, subject to certain circumstances and conditions for two additional terms of three years each.  For Nasdaq listed companies, the term can be further extended beyond nine years under certain conditions.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director. Each committee of a company’s board of directors that has the power to exercise discretion of the board is required to include at least one external director, and all external directors must be members of the company’s audit committee. If at the time of appointment of an external director all of the members of the board of directors are of one gender, the appointed external director must be of the other gender.

External directors are entitled to compensation as provided in regulations promulgated under the Companies Law and are otherwise prohibited from receiving any other compensation, directly or indirectly, from the company.

INDEPENDENT DIRECTORS

We are subject to the rules of NASDAQ applicable to listed companies. Under the NASDAQ rules, a majority of our board of directors must be comprised of independent directors, and we are required to appoint a minimum of three independent directors on our audit committee. The independence standard under the NASDAQ rules excludes current employees, former employees of a company or of any of its affiliates for a period of three years after cessation of employment, as well as any immediate family member of an executive officer of a company or of any of its affiliates. Except for Daniel Borislow, our President and Chief Executive Officer, and Dr. Yuen Wah Sing, President — TigerJet, all of our current directors meet the independence standards of the NASDAQ rules and we currently comply with the foregoing requirements.

INTERNAL AUDITOR

The Companies Law also requires us to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be a holder of 5% or more of the shares or voting rights, anyone with authority to appoint one or more directors or the general manager, someone who serves as a director, general manager or office holder, or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The firm of Brukner Ingber is acting as the internal auditor for the Company.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

The Companies Law imposes a duty of care and a duty of loyalty on all of a company’s office holders (as defined under “External Directors” above), including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty for an office holder to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and
•	all other important information pertaining to such action.

The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties for the company and his or her personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to a company’s affairs that the office holder has received due to his or her position as an office holder.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction contemplated by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the Articles of Association provide otherwise.

A transaction that is adverse to the company’s interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the Articles of Association, it also requires audit committee approval before board approval and, in certain specified circumstances, subsequent shareholder approval.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company with a controlling shareholder or a controlling shareholder’s relative (directly or indirectly, including through a corporation controlled by a controlling shareholder with respect to receipt of services from such company), and the terms of office and employment of a controlling shareholder who is an office holder (and if an employee, with respect to his terms of employment), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order, provided that either (i) the shareholder approval includes the approval of the holders of a majority of the shares of shareholders having no personal interest in the transaction who vote at the meeting (abstained votes are disregarded), or (ii) the total number of shares of shareholders having no personal interest in the transaction who vote against the transaction does not exceed two percents (2%) of the aggregate voting rights in the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect only to certain transactions set forth in the Companies Law, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Under the Companies Law, the entering by a company into a contract with a non-controlling director as to the terms of his office requires the approval of the board of directors followed by the approval of the shareholders of the company, and in a public company, the transaction requires the approval of the audit committee followed by the approval of the board of directors and the shareholders of the company.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company promptly, and, in any event, not later than the first board meeting at which the transaction is discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.

The office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, spouse's siblings, spouse's parents and the spouses of any of such people; or
•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, an “extraordinary transaction” is a transaction:

•	other than in the ordinary course of business;
•	that is not on market terms; or
•	that may have a material impact on a company’s profitability, assets or liabilities.
If a transaction is an “extraordinary transaction”, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A person who has a personal interest in the approval of a transaction that is submitted to approval of the audit committee or the board of directors generally may not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors on such transaction. However, such person may be present at the meeting for the purpose of presenting the transaction if the chairman of the board of directors or the chairman of the audit committee, as the case may be, has determined that the presence of such director is required for presenting the transaction. Notwithstanding the above, a director may be present at a deliberation of the audit committee and the board of directors and may take part in the voting, if the majority of the members of the audit committee or the board of directors, as the case may be, have a personal interest in the approval of the transaction.  If a majority of the directors of the company have a personal interest in approval of the transaction, the transaction shall also require the approval of the shareholders of the company.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Consistent with the provisions of the Companies Law, our Articles of Association include provisions permitting us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the maximum extent permitted by law. Under the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, with respect to directors, also by our shareholders.

EXEMPTION

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (other than with respect to a breach of duty of care with respect to the distribution of a dividend or purchase of the company’s securities). Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•
a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences, other than a breach committed solely by negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder as a result of a criminal offense.

OFFICE HOLDER INSURANCE

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act resulted in such breach would not harm our interests; or
•	a financial liability imposed upon him in favor of another person.

INDEMNIFICATION OF OFFICE HOLDERS

Our Articles of Association provide that we may indemnify an office holder against:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in which he was convicted of an offence that does not require proof of criminal intent; or

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

Under the Companies Law, our Articles of Association may also include a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to such events which the board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances. Such undertaking shall set forth such events which the board of directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criteria which the board of directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and a provision authorizing us to retroactively indemnify an office holder.

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ITEM 19. EXHIBITS

1.
(a) Amended and Restated Articles of Association (which were previously filed with the SEC on January 12, 2011 as Exhibit 4.1 to the Company’s Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-169659) and incorporated herein by reference).

(b) Amended and Restated Memorandum of Association (filed herewith).